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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-27897~~ 48024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CITCO SECURITIES, LLC

CONFIDENTIAL
OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 75
(No. and Street)

Valley Forge	Pennsylvania	19482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher (610) 935-6135
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

ARTHUR ANDERSEN LLP
(Name - *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Stephen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITCO SECURITIES, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

CITCO Securities, LLC
(a Delaware Limited Liability Company)

Statement of financial condition
As of December 31, 2001
Together with auditors' report


ANDERSEN

Report of independent public accountants

To the Member of
CITCO Securities, LLC:

We have audited the accompanying statement of financial condition of CITCO Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CITCO Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 25, 2002

CITCO Securities, LLC
(a Delaware Limited Liability Company)

Table of contents

CITCO Securities, LLC
(a Delaware Limited Liability Company)

Statement of financial condition
As of December 31, 2001

Assets	
Cash	$ 3,023,430
Due from clearing brokers	106,437
Commissions receivable from other brokers	295,768
Prepaid expenses and other assets	20,654
Equipment, net of accumulated depreciation of $3,177	11,152
Total assets	$ 3,457,441
Liabilities and member's equity	
Payable to affiliate	$ 55,867
Other liabilities	53,111
Total liabilities	108,978
Commitments and contingencies (Note 7)	
Member's equity:	
Contributed capital	500,000
Retained earnings	2,848,463
Total member's equity	3,348,463
Total liabilities and member's equity	$ 3,457,441

The accompanying notes are an integral part of this financial statement.

Notes to the financial statements
For the year ended December 31, 2001

1. Organization and nature of business:

CITCO Securities, LLC (the Company) was formed as a Delaware Limited Liability Company in November 1994 with CITCO Corporate Services, Inc. (CCS) becoming its sole member in 1996. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation. During 1995, the Company began providing broker-dealer services to institutional customers as an introducing broker-dealer conducting securities transactions on a fully disclosed basis.

The Company derives the majority of its income from one broker. This broker has relationships with several large money managers (Customers). The Company does not execute trades or hold assets on behalf of any of its Customers. The Company serves as the registered broker-dealer for the broker and provides the administrative and regulatory aspects of the relationship.

2. Summary of significant accounting policies:

Revenue recognition

Commissions revenue and related floor brokerage and clearing fee expenses are recorded on a trade-date basis.

Equipment

Equipment is stated at cost less accumulated depreciation and includes computers and purchased software. Depreciation for computers is computed using the double declining balance method and depreciation for software is computed using the straight line method. Depreciation is calculated over the estimated useful lives of the assets (generally five years).

Income taxes

The Company is treated as a partnership, rather than as an association taxable as a corporation under Delaware statutes in accordance with the Company's election. Accordingly, no provision or benefit has been made for Federal or state income taxes on profits or losses of the Company. Such taxes or benefits are imposed on the sole member. The tax returns and amounts of distributable income or loss of the Company to the sole member are subject to examination by Federal and state taxing authorities. If such examination results in a change in the Company's taxable status or in changes to distributable income or loss of the Company, the taxable income or loss of the Company or of the sole member could be changed accordingly.

Due from clearing brokers

Due from clearing brokers represents cash on deposit held by clearing brokers.

Commissions receivable from other brokers

Commissions receivable from other brokerage organizations represent the value of the Company's unpaid commissions from customers net of clearing fees charged by other brokerage firms.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Soft dollar arrangements:

The Company has entered into soft dollar arrangements in which it provides certain services to entities managed by their Customers. In return, the Company requests that these Customers continue to execute transactions at predetermined levels for the benefit of the Company.

4. Net capital requirements:

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15-to-1.

The basic concept of the Rule is liquidity, its objective being to require a broker-dealer in securities to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $503,425. The Company's minimum net capital requirement is $7,265. The Company's net capital ratio at December 31, 2001 was .22 to 1.

5. Exemptive provisions of Rule 15c 3-3:

The Company is exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or hold customer funds. Because of such exemption, the Company is not required to prepare a determination of reserve requirement or information relating to possession or control requirements for brokers and dealers in securities.

6. Related parties:

The Company's sole member, CCS, allocates certain expenses, such as rent, property taxes, depreciation, and other administrative expenses, in exchange for services rendered to the Company.

The Company paid a dividend of $2,525,000 to its sole member, CCS, during the year ended December 31, 2001.

The Company has a broker-dealer split arrangement with Quaker Securities, Inc. (QSI), an affiliate. At December 31, 2001, commissions receivable of $279,661 were due to QSI under this arrangement.

The Company also entered into a facilities and personnel sharing agreement with QSI during the year ended December 31, 2001. At December 31, 2001, no amounts are payable under this agreement.

The Company maintains an account with CITCO Banking Corporation N.V. (CBC), an affiliate, the balance of which is $2,702,188 at December 31, 2001. Included in this amount is $55,867 that is owed to another Citco affiliate company, and is included in the payable to affiliate account in the accompanying balance sheet as of December 31, 2001.

7. Commitments and contingencies:

The Company is engaged in various brokerage activities in which counterparties primarily include fund managers and representatives from other financial institutions. The Company's clearing arrangements provide that, to the extent that the counterparties default on trades executed, the Company may be subject to claims made against it by the clearing firm, limited to market fluctuations. Management believes no such claims exist as of December 31, 2001.